EXHIBIT 11
MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF NET INCOME (LOSS) PER SHARE
Three and Nine Months Ended September 30, 2008 and 2007

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
	(In thousands of dollars, except per share data)
BASIC EARNINGS PER SHARE

Average common shares outstanding	123,834	80,786	110,647	81,480

Net loss	$(113,274)	$(372,469)	$(245,567)	$(203,391)

Basic (loss) earnings per share	$(0.91)	$(4.61)	$(2.22)	$(2.50)

DILUTED EARNINGS PER SHARE

Adjusted weighted average shares outstanding:
Average common shares outstanding	123,834	80,786	110,647	81,480
Common stock equivalents	—	—	—	—

Adjusted weighted average diluted shares outstanding (1)	123,834	80,786	110,647	81,480

Net loss	$(113,274)	$(372,469)	$(245,567)	$(203,391)

Diluted (loss) earnings per share	$(0.91)	$(4.61)	$(2.22)	$(2.50)

(1)	Per Statement of Financial Accounting Standards No. 128, “Earnings Per Share”, for the three and nine months ended September 30, 2008 and 2007 the diluted weighted-average shares are equivalent to the basic weighted average shares due to a net loss from continuing operations.